UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender offer statement under section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934.

AUSTRALIA ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

06368107

(CUSIP Number of Class of Securities)

Peter Ziegler

Australia Acquisition Corp.

G.P.O. Box 3181

Melbourne VIC 3001

Australia

+61 (2) 9380 6899

E. Stephen Streeter

2001 Wilshire Blvd., Suite 400

Santa Monica, CA 90403

(310) 201-7922

with a copy to:

M. Ridgway Barker

Kelley Drye & Warren LLP

400 Atlantic St.

Stamford, CT 06901

(203) 324-1400

(203) 327-2669 Facsimile

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE
Transaction Valuation: Not applicable	Amount of Filing Fee: Not applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of common stock of Australia Acquisition Corp., pursuant to a Stock Purchase Agreement described below.

Important Information about the Tender Offer

The planned tender offer described herein for the ordinary shares of Australia Acquisition Corp (“AAC”) has not yet commenced. Such description is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy AAC securities will be made pursuant to an offer to purchase and related materials that AAC intends to file with the SEC. At the time the offer is commenced, AAC will file a tender offer statement on Schedule TO with the SEC.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all security holders of AAC when available. In addition, all of these materials (and all other materials filed by AAC with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to: Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia.  Security holders of AAC are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, and the parties to the Share Exchange (as defined below).

Terms of the Stock Purchase Agreement.

General

 On July 11, 2012, Australia Acquisition Corp., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“AAC”), Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master and Harbinger Special Situations, the “Sellers” and each, a “Seller”), entered into a stock purchase agreement (the “Agreement”). Pursuant to the Agreement, in exchange for newly issued ordinary and preference shares of AAC, as further described below under the heading “Consideration,” AAC will acquire (i) 77,462,783 ordinary shares, par value GBP 0.0001 per share (the “Subject Ferrous Shares”) of Ferrous Resources Ltd., a company organized under the laws of the Isle of Man (“Ferrous”); (ii) 12,500 shares of Class A, €1 (one euro) par value per share, and 71,619,017 convertible preferred equity certificates of Series A, €1 (one euro) par value per share, of Harbinger II S.à.r.l., a private limited liability company organized under the laws of Luxembourg (“Harbinger ACDL Blocker”) (which in turn owns 162,527,842 common shares, no par value per share (“ACDL Common Shares”), and 1,211,946 Series V Special Shares, no par value per share (“ACDL Preferred Shares”), of Asian Coast Development (Canada) Ltd., a company organized under the laws of British Columbia (“ACDL”)); (iii) 75,000,000 ACDL Common Shares owned by Blue Line; and (iv) 1,000 shares of common stock, $0.001 par value per share of Blue Line ACDL, Inc., a company incorporated under the laws of the State of Delaware (“Blue Line ACDL Blocker”) (which in turn owns 173,865 ACDL Preferred Shares).  As a result of the foregoing AAC would acquire (i) the 77,462,783 Subject Ferrous Shares, (ii) an aggregate of 237,527,842 ACDL Common Shares directly, or indirectly through Harbinger ACDL Blocker, and (iii) an aggregate of 1,385,811 ACDL Preferred Shares indirectly through Harbinger ACDL Blocker and Blue Line ACDL Blocker.

The Agreement also provides that under certain circumstances Global Opportunities Breakaway Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Global Opportunities”) may become a party to the Agreement. Global Opportunities owns an aggregate of 15,000,000 ACDL Common Shares and 1,000 shares of common stock, $0.001 par value per share, of Breakaway ACDL, Inc., a company incorporated under the laws of the State of Delaware (“Global ACDL Blocker”) (which in turn owns 34,773 ACDL Preferred Shares). If Global Opportunities becomes a party to the Agreement, AAC would acquire these additional ACDL Common Shares and ACDL Preferred Shares, directly, or indirectly (through Global ACDL Blocker), from Global Opportunities in exchange for newly issued ordinary shares and/or preference shares of AAC. In addition, the Agreement provides that under certain circumstances Kelson Canada, Inc., a corporation organized under the laws of Nova Scotia (“Kelson”) may become a party to the Agreement. Kelson owns 9,514,000 Subject Ferrous Shares. If Kelson becomes a party to the Agreement, AAC would acquire these additional Subject Ferrous Shares from Kelson in exchange for newly issued ordinary shares and/or preference shares of AAC. There can be no assurance that either Global Opportunities or Kelson will become a party to the Agreement.

In addition, Harbinger China Dragon Intermediate Fund L.P. (“China Dragon”) expects to receive, prior to Closing, shares of a new class of preferred stock of ACDL, to be designated the Class VI Special Shares, no par value per share (the “Subject China Dragon ACDL Shares”). The Agreement provides that subject to prescribed conditions China Dragon may add the Subject China Dragon ACDL Shares to the Transaction and receive in consideration therefor at Closing newly issued ordinary shares and/or preference shares of AAC. There can be no assurance that China Dragon will become a party to the Agreement.

The transactions contemplated by the Agreement are referred to herein as the “Share Exchange.”

Concurrently with the Share Exchange, AAC will (a) provide its shareholders with the opportunity to redeem their ordinary shares of AAC for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account (“Trust Account”) set up to hold the net proceeds of AAC’s initial public offering (the “IPO”), less taxes, upon the consummation of the Share Exchange (the “Tender Offer”).  The Share Exchange and Tender Offer are collectively referred to herein as the “Transaction”.

AAC’s board of directors has approved the Agreement, which is described below in greater detail.  This description of the Agreement is qualified in its entirety by reference to the full text of the Agreement which is being filed as Exhibit 2.1 to this Report and is incorporated by reference herein.  You are urged to read the entire Agreement and the other exhibits attached hereto.

Tender Offer

Pursuant to the Agreement, AAC will conduct the Tender Offer pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Through the Tender Offer, shareholders of AAC will be provided with the opportunity to redeem their ordinary shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less taxes, upon the consummation of the Share Exchange.  In addition, pursuant to the terms of AAC’s charter, the Tender Offer documents to be filed with the SEC and provided to shareholders will contain substantially the same financial and other information about the Share Exchange and the redemption rights as would be required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.  The obligation of AAC to purchase the ordinary shares validly tendered and not validly withdrawn pursuant to the Tender Offer will be subject to, among others, (i) the condition (the “Maximum Tender Condition”) that no more than a number of ordinary shares equal to ninety-two percent (92%) of the ordinary shares issued in AAC’s IPO (the “IPO Shares”) have been validly tendered and not validly withdrawn pursuant to and prior to the expiration of the Tender Offer and (ii) the satisfaction or waiver of certain other covenants made by the Sellers, and other customary closing conditions.  Furthermore, if the SEC elects to review the Tender Offer documents, AAC will not be obligated or permitted to purchase ordinary shares tendered in the Tender Offer until the SEC has indicated that they have no further comment on the Tender Offer documents filed with the SEC.

Consideration

In connection with the Transaction, the Sellers, in accordance with the terms and conditions of the Agreement, will receive at the effective time of the Share Exchange, aggregate consideration consisting of 24,786,633 ordinary shares, $0.001 par value, of AAC (the “New Ordinary Shares”) and 99,382 Class A preference shares, $0.001 par value, of AAC, (“Class A Preference Shares”) and 100 Class B preference shares, $0.001 par value, of AAC (“Class B Preference Shares” and together with the New Ordinary Shares and the Class A Preference Shares, the “Closing Consideration”).  Each Class A Preference Share and Class B Preference Share will be convertible into 100 ordinary shares.

In the event that Global Opportunities becomes a party to the Agreement it will receive, directly or indirectly, aggregate consideration consisting of 987,300 New Ordinary Shares or their equivalent in Class A Preference Shares, as the case may be. If Kelson becomes a party to the Agreement it will receive aggregate consideration consisting of 1,141,700 New Ordinary Shares or their equivalent in Class A Preference Shares, as the case may be.

In addition, in connection with the Transaction and the Agreement, the Sellers entered into a securities transfer agreement, dated as of July 11, 2012 (the “Securities Transfer Agreement”), by and between, among other parties, Ziegler Asset Partners Pty. Ltd., The Dummond Trust, The Edward Stephen Streeter and Dana Streeter AB Living Trust, Brebec Pty. Limited, Thelma Investments Pty. Ltd., Parkthorn No. 2 Pty. Ltd. (collectively, the “Insider Transferors”), The PrinceRidge Group LLC (“PrinceRidge”) and the Sellers, pursuant to which the Sellers will receive certain Insider Shares and Insider Warrants (each as defined in the Securities Transfer Agreement) from the Insider Transferors as additional consideration for the Sellers’ entry into the Agreement. The Securities Transfer Agreement also provides that AAC, the Insider Transferors and PrinceRidge, at or prior to the Closing, and effective upon the Closing, shall execute such documents and instruments and perform such further acts, as may be required to amend and leave without further force or effect the provisions of the Escrow Agreement (as defined in the Securities Transfer Agreement) and the Insider Letters (as defined in the Securities Transfer Agreement) so that all the Insider Shares and Insider Warrants may be fully transferred, disbursed and released at the Closing, free and clear of all liens and other limitations set forth in the Escrow Agreement and Insider Letters, including the requirement that such Insider Shares and Insider Warrants be subject to price hurdles tied to the closing price of AAC equity securities.

Representations and Warranties and Covenants of the Parties

The parties to the Agreement have made representations, warranties and covenants to each other, which are qualified by information in confidential disclosure schedules delivered together with the Agreement. While AAC does not believe that these schedules contain information that applicable securities laws require it to publicly disclose, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Agreement.  Accordingly, the representations, warranties and covenants in the Agreement should not be relied on as characterizations of the actual state of facts, since they may be modified by the disclosure schedules.

Additionally, the parties have agreed to a variety of customary covenants and agreements, including but not limited to with respect to confidentiality, cooperation (including with respect to securities matters and obtaining necessary regulatory approvals for the Transaction) and similar matters. In addition, the parties have agreed that immediately following the closing of the Transaction, the board of directors of AAC will consist of nine members, five of whom will be nominated by the Sellers, and four of whom will be nominated by AAC.  Each of the Sellers and AAC have also agreed to continue to operate each of their respective businesses in the ordinary course prior to the consummation of the Transaction, subject to specified exceptions, and unless the other parties agree otherwise.

Conditions to Closing the Transaction

The obligations of the parties to consummate the Transaction are subject to various closing conditions, including, among others, that: (a) the Tender Offer shall have been conducted in accordance with the terms of the Agreement; (b) AAC shall have accepted the ordinary shares validly tendered and not validly withdrawn pursuant to the Tender Offer; (c) no more than a number of ordinary shares equal to 92% of the IPO Shares are validly tendered and not validly withdrawn prior to the expiration of the Tender Offer; (d) all authorizations or approvals required to be obtained from any governmental authority, and all consents required from third parties shall have been obtained or made; and (e) no governmental authority or judicial authority enacts, issues, promulgates, enforces or enters any law or order, which remains in effect, and which has the effect of making the Transaction or the other transactions contemplated by the Agreement, or the agreements contemplated by the Agreement, illegal or otherwise preventing or prohibiting consummation of the Transaction.

The obligations of AAC to consummate the Transaction are subject to various additional closing conditions, including, among others: (i) that the representations and warranties of the Sellers are true and correct in all material respects (unless it would not result in a material adverse effect); (ii) the material compliance by the Sellers with their respective covenants; (iii) receipt of certificates from the Sellers’ officer and secretary certifying the foregoing; (iv) neither Ferrous nor ACDL shall have suffered a material adverse effect (as defined in the Agreement); (v) a proposed $60 million investment in a new class of shares of ACDL which is currently the subject of a term sheet shall have been consummated; and (vi) the execution and receipt of ancillary agreements and opinions contemplated by the Agreement.

The obligations of Sellers to consummate the Transaction are subject to various additional closing conditions, including, among others: (i) that the representations and warranties of AAC are true and correct in all material respects (unless it would not result in a material adverse effect); (ii) the material compliance by AAC with its covenants under the Agreement; (iii) receipt of certificates from AAC’s officer and secretary certifying the foregoing; (iv) that AAC has not suffered a material adverse effect; (v) the execution and receipt of ancillary agreements contemplated by the Agreement; (vi) that the board of directors of AAC shall be constituted as set forth in the Agreement; (vii) the New Ordinary Shares shall have been authorized for listing on the Nasdaq Capital Market upon issuance; (viii) the board of directors of AAC shall have duly adopted resolutions approving the designation and issuance of the Class A Preference Shares and Class B Preference Shares; (ix) all information necessary for AAC to report the consummation of the Transaction under the Exchange Act shall have been completed and delivered to AAC; (x) a proposed $60 million investment in a new class of shares of ACDL which is currently the subject of a term sheet shall have been consummated; and (xi) the transactions contemplated by the Securities Transfer Agreement shall be consummated concurrently with the consummation of the Transaction.

Termination

The Agreement may be terminated, among other reasons, at any time prior to the consummation of the Transaction, as follows:

•	At any time prior to Closing, upon the written agreement of Sellers and AAC;

•	by either Sellers or AAC, if any order preventing the consummation of the closing shall have been entered by any court of competent jurisdiction and shall have become a final order;

•	by either Sellers or AAC, if the Closing shall not have been consummated by August 15, 2012, unless AAC shall have obtained by then an extension of the Termination Date (as defined in Section 157 of AAC’s Articles of Association) from its shareholders;

•	by AAC, either: (i) immediately after the occurrence of a non-curable material breach of any representation, warranty, covenant or agreement of Sellers set forth in the Agreement; or (ii) thirty (30) days after receipt by Sellers of notice from AAC of the occurrence of a curable material breach of any representation, warranty, covenant or agreement of Sellers set forth in the Agreement that has not been cured in its entirety within such time period, in either case that would result in the failure to satisfy certain conditions set forth in the Agreement; and

•	by Sellers, either: (i) immediately after the occurrence of a non-curable material breach of any representation and warranty, covenant or agreement of AAC set forth in this Agreement; or (ii) thirty (30) days after receipt by AAC of notice from Sellers of the occurrence of a curable breach of any representation and warranty, covenant or agreement of AAC set forth in this Agreement that has not been cured in its entirety within such time period, in either case that would result in the failure to satisfy certain conditions set forth in the Agreement.

If the Agreement is terminated no party shall have any liability to the other party except for breaches of obligations of confidentiality, and all rights and obligations of the parties pursuant to the Agreement shall cease, except as specifically set forth therein.

Press Release

On July 11, 2012, AAC issued a press release announcing the execution of the Agreement.  A copy of the press release is being provided as Exhibit 99.1 to this Report.

Provided as Exhibit 99.2 to this Report is the form of presentation that AAC expects to use in connection with the proposed Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 11, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
		Name:	Peter Ziegler
		Title:	Chairman of the Board and
Chief Executive Officer

Exhibit Index

Exhibit Number	Description

2.1	Stock Purchase Agreement, dated as of July 11, 2012, by and among Australia Acquisition Corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., and Credit Distressed Blue Line Master Fund, Ltd.

99.1	Press release dated July 11, 2012.

99.2	Investor presentation in connection with the proposed Transaction.

*	All schedules for which provision is made in the applicable regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted.